

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Adrian Gottschalk
Chief Executive Officer
Foghorn Therapeutics Inc.
500 Technology Square, Suite 700
Cambridge, MA 02139

       Re: Foghorn Therapeutics Inc.
            Registration Statement on Form S-3
            Filed February 14, 2022
            File No. 333-262711

Dear Mr. Gottschalk:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Marc Rubenstein, Esq.